SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                        For the month of: April 30, 2003


                         Commission File Number 0-15688


                                CORAL GOLD CORP.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F [X]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes   [ ]        No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




  All reference to dollar or $ is in Canadian dollars unless otherwise stated.

British Columbia Securities Commission
QUARTERLY REPORT
FORM 51-901F


NAME OF ISSUER                                          FOR QUARTER ENDED              DATE OF REPORT
------------------------------------------------------- ------------------------------ -------------------------


CORAL GOLD CORP.                                        April 30, 2003                 June 30, 2003
------------------------------------------------------- ------------------------------ -------------------------


ISSUER ADDRESS:
----------------------------------------------------------------------------------------------------------------

Suite 400, 455 Granville Street
----------------------------------------------------------------------------------------------------------------


CITY             PROVINCE               POSTAL CODE       ISSUER FAX NO.         ISSUER TELEPHONE NO
--------------------------------------- ----------------- ---------------------- -------------------------------

Vancouver, British Columbia             V6C 1T1           (604) 682-3600         (604) 682-3701
--------------------------------------- ----------------- ---------------------- -------------------------------


CONTACT PERSON                        CONTACT'S POSITION                  CONTACT TELEPHONE NO.
------------------------------------- ----------------------------------- --------------------------------------

Andrea Regnier                        Accountant                          (604) 682-3701
------------------------------------- ----------------------------------- --------------------------------------


E-MAIL ADDRESS:                                                           WEB SITE ADDRESS
------------------------------------------------------------------------- --------------------------------------

dawnpacific@telus.net                                                     www.coral.com

------------------------------------------------------------------------- --------------------------------------

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

------------------------------------------------ ------------------------------
DIRECTOR'S SIGNATURE                              DATE SIGNED
Signed:
"Louis Wolfin"                                    03/06/30
------------------------------------------------ ------------------------------

DIRECTOR'S SIGNATURE                              DATE SIGNED
Signed:
"David Wolfin"                                    03/06/30
------------------------------------------------ ------------------------------


CORAL GOLD CORP.
Balance Sheet
(Unaudited - Prepared by Management)
===============================================================================================================


ASSETS
                                                                             April 30,             January 31,
                                                                                  2003                    2003
                                                                ----------------------- -----------------------
                                                                                    $                       $
Current assets
      Cash                                                                     141,494                 336,034
      Accounts receivable and prepaid expense                                   70,384                  37,287
      Marketable securities                                                     57,359                  57,359
      Due from related parties                                                  44,319                      -
                                                                  --------------------- -----------------------
                                                                               313,556                 430,680
Investment securities                                                           91,582                  91,582
Equipment, net of depreciation                                                   3,270                   3,419
Mineral property (Note 3)                                                    7,232,516               7,159,261
Reclamation deposit                                                          1,135,379               1,203,153
------------------------------------------------------------------ --------------------- ------------------------
                                                                             8,776,303               8,888,094
                                                                   ===================== ========================

                                                              LIABILITIES
Current liabilities
      Accounts payable and accrued liabilities                                 169,100                 230,766
      Advances payable                                                         185,294                 156,733
------------------------------------------------------------------- ---------------------- ----------------------
                                                                               354,394                 387,499
                                                                    ---------------------- ----------------------

                                                         SHAREHOLDERS' EQUITY
Capital stock (Note 4)                                                      27,511,970               27,379,052
Deficit                                                                    (19,090,061)             (18,878,457)
------------------------------------------------------------------- --------------------- -----------------------
                                                                             8,421,909                8,500,595
------------------------------------------------------------------- --------------------- -----------------------
                                                                             8,776,303                8,888,094
                                                                    ===================== =======================

On Behalf of the Board


Signed:

"Louis Wolfin"
_____________________Director

"David Wolfin"
_____________________Director


CORAL GOLD CORP.
Statement of Operations and Deficit
(Unaudited - Prepared by Management)
===================================================================================================================



                                                                                               3 Months
                                                                                               April 30,
                                                                                       2003                  2002
                                                   ----------------------------------------------------------------
                                                                                          $                     $
-------------------------------------------------------------------------------------------------------------------

Expenses:

       Amortization of assets                                                           149                     -
       Audit and accounting fees                                                      7,991                     -
       Auto expense                                                                   2,548                     -
       Interest expense                                                                 414                     -
       Insurance                                                                     23,980                     -
       Finder fees                                                                        -                20,000
       Foreign exchange                                                              68,408                19,101
       Shareholder communications
          and investor relations                                                     23,843                 4,910
       Legal fees                                                                     9,281                 1,811
       Listing and filing fees                                                        1,543                 3,253
       Management fees                                                               22,500                15,000
       Office and administration                                                     12,636                 7,808
       Office rent                                                                    2,601                 2,302
       Salaries and benefits                                                         23,664                     -
       Trade shows                                                                    6,669                     -
       Transfer agent                                                                 1,329                   704
       Travel and accommodation                                                       5,163                   600
                                                                      ---------------------- ---------------------
                                                                                   (212,719)              (75,489)
Less: interest income                                                                 1,115                   177
-------------------------------------------------------------------------------------------- ---------------------

Loss for the period                                                                (211,604)              (75,313)
Deficit, beginning of period                                                    (18,878,457)          (18,122,458)
                                                                      ----------------------- ---------------------
Deficit, end of period                                                          (19,090,061)          (18,197,771)
===================================================================== ======================= =====================

Loss per share                                                                       $(0.00)               $(0.01)



CORAL GOLD CORP.
Statement of Cash Flows
(Unaudited - Prepared by Management)
=================================================================================================================




                                                                                           3 Months
                                                                                          October 31
                                                                                    2003                2002
                                                                 ---------------------------------------------
                                                                                       $                  $
CASH PROVIDED BY (USED IN)

Operating Activities:
    Loss for the period                                                         (211,604)           (75,313)
       Items not requiring Cash:
           Depreciation                                                              149                  -
           Reclamation bond                                                       67,773
    ----------------------------------------------------------------------------------------------------------
                                                                                (143,682)           (75,313)
    Changes in non-cash working capital
       Items:
         Amounts receivable and prepaid expense                                  (33,098)            22,186
         Due from related parties                                                (44,319)           121,280
         Due to related parties                                                   28,561            (58,002)
         Accounts payable and accrued
          Liabilities                                                            (61,666)               (71)
--------------------------------------------------------------------------------------------------------------
                                                                                (254,204)            10,080
                                                               -----------------------------------------------

Financing activities:

    Issue of capital stock for cash                                              132,918            273,500
    Share subscriptions                                                                -            (24,067)
-------------------------------------------------------------- ---------------------------- ------------------
                                                                                 132,918
                                                               ---------------------------- ------------------

Investing Activities:

    Mineral property interests                                                   (73,254)           (98,507)
    Purchase of computer equipment                                                     -             (2,983)
    Due from related parties                                                           -           (216,124)
------------------------------------------------------------- --------------------------- ---------------------
                                                                                 (73,254)
                                                              --------------------------- ---------------------


Increase (decrease) in cash                                                     (194,540)           (58,101)

Cash, beginning of period                                                        336,034             73,629
                                                               ---------------------------- -------------------

Cash, end of period                                                              141,493             15,528
                                                               ============================ ====================



CORAL GOLD CORP.
Notes to Financial Statements
April 30, 2003
================================================================================

1.   Basis of Presentation

     These unaudited financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited
     Financial  Statements  should  be  read in  conjunction  with  the  Audited
     Financial Statements and Notes thereto for the fiscal year ended January 31, 2003.

2.   Comparative Figures

     Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3.   Mineral Properties

     (a)  Mineral properties is recorded as follows:

          Balance, January 31, 2003                                  $7,159,261
             Expenditures in the period
                Robertson Project
                   Consulting                             4,447
                   Filing fees                              486
                   Lease payment                         64,112
                   Reclamation                            2,571
                   Site maintenance                         746
                   Project travel                           743          73,105
                                                    ------------
                Tenabo Property
                   Filing fees                              150             150
                                                    ------------    ------------

          Balance, April 30, 2003                                    $7,232,516
                                                                    ============

4.   Share Capital

     (a)  Authorized 50,000,000 common shares without par value

     (b)  Issued:

                                                                            April 30
                                                ---------------------------------------------------------------
                                                           2003                               2002
                                                -------------------------------- ------------------------------

                                                 Number of                        Number of
                                                 shares           Amount          shares          Amount
                                                 ---------------- -------------- -------------- ---------------

             Balance, beginning of period           34,709,938    $27,379,052     22,111,100     $24,427,667
                    Issued during the
                       period:
                         for cash                      622,600        132,918      1,823,334         273,500

             Balance, end of period                 35,332,538     $27,511,970     22,601,100    $24,701,167

                                                 ============== ================ ============== ===============

CORAL GOLD CORP.
Notes to Financial Statements
April 30, 2003
Page 2
================================================================================


4.   Share Capital, continued

     (c) During the period 400,000 warrants were exercised at a price of $0.24 per share, 203,000 at $0.15 per share, and 19,600 at $0.33 per share .

5.   Related Party Transactions

     Related party transactions not disclosed elsewhere in these statements are as follows:

     a) During the period the company paid, or made provision for the future payment of the following amounts to related parties:

          i) $37,116 (2002: $15,350) to a private company controlled by two directors of the Company for administrative expenses.

          ii) $22,500 (2002-$15,000) to a private company controlled by a Director for Management fees.

     b) Due from related parties comprise $160,316 due from companies with common Director's for exploration expenses.

     c)   Due to related parties consist of

          i) $257,171 due to a private company controlled by two directors as disclosed in 4.a)i) above;

          ii) $61,029 due to a private company controlled by a Director for Management fees;

          iii) $52,500 due to a Director of the company for a cash loan made to the Company.

SCHEDULE "B"
SUPPLEMENTAL INFORMATION
For the quarter ended April 30, 2003

                         SECURITIES ISSUED DURING THE QUARTER ENDED APRIL 30, 2003

      Date        Type of     Description    Number of    Price per   Proceeds $       Type of
    YY/MM/DD       Issue                      shares       share                    consideration
                                              Issued
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
    03/02/12      Common      Exercise of
                              Warrants       200,000       $0.24       $48,000          Cash
--------------------------------------------------------------------------------------------------------
   03/021/18      Common      Exercise of
                              Warrants       50,000        $0.15       $7,500           Cash
--------------------------------------------------------------------------------------------------------
    03/02/20      Common      Exercise of
                              Warrants       19,600        $0.33       $6,468           Cash
--------------------------------------------------------------------------------------------------------
    03/03/28      Common      Exercise of
                              Options        133,000       $0.15       $19,950          Cash
--------------------------------------------------------------------------------------------------------
    03/03/30      Common      Exercise of
                              Warrants       20,000        $0.15       $3,000           Cash
--------------------------------------------------------------------------------------------------------
    03/04/14      Common      Exercise of
                              Warrants       200,000       $0.24       $48,000          Cash
--------------------------------------------------------------------------------------------------------

                        OPTIONS GRANTED DURING THE QUARTER ENDED APRIL 30, 2003

Date of Grant     Number       Type        Description/name          Exercise price    Expiry date
YY/MM/DD
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Nil
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------

                       OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING
                                             AT APRIL 30, 2003

Security                           Amount               Exercise or convertible       Expiry Date
                                                        price per share               YY/MM/DD
--------------------------------------------------------------------------------------------------------

Options                               1,830,000                    $0.25                05/09/05
--------------------------------------------------------------------------------------------------------
                                       418,000                     0.50                 03/08/09
                               -------------------------------------------------------------------------
Warrants                               150,000                     $0.50                03/05/10
                               -------------------------------------------------------------------------
                                       630,000                     $0.50                03/05/14
                               -------------------------------------------------------------------------
                                       825,000                     0.25                 03/10/17
                               -------------------------------------------------------------------------
                                      3,694,354                 $0.33/0.40              03/06/27-
                                                                                        04/06/27
                               -------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------

               LIST OF DIRECTORS AND OFFICERS AS AT APRIL 30, 2003

Ernest Calvert, Director                Lloyd Andrews, Chairman of the Board and
                                        Director

William Glasier, Director               Matt Wayrynen, President and Director

David Wolfin, Director                  Louis Wolfin, Director

Joseph Cohen, Director                  Andrea Regnier, Secretary

F.Riedl-Riedenstein, Director           Chris Sampson, V.P. Explorations, and
                                        Director

Robert Schilling, Director

SCHEDULE "C"
MANAGEMENT'S DISCUSSION & ANALYSIS
For the period ended April 30, 2003

DESCRIPTION OF BUSINESS

The Company's principal business activities are the exploration and development of mineral properties. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

The Company's present principal exploration activities have been focused on the Robertson Project located in Crescent Valley, Nevada, USA.

RESULTS OF OPERATIONS

The Company reports a net loss of Cdn $(211,604) or $ (0.00) per share for the first quarter ended April 30, 2003 compared to a net loss of Cdn $(75,313) or $(0.01) per share for the comparative quarter in 2002. The Company had no operating revenues but recognized interest income of $1,115 compared to $177. The increase is due to a higher interest bearing bank balance this quarter.

There were no write-offs or write-downs during the quarter. The company recorded a loss in foreign exchange of $68,408 compared $19,101 in 2002. The loss is due to a decline in the US dollar which affected the carrying value of the Company's reclamation bond which is held in US dollars. Company recorded finder fees of $20,000 in 2002 compared to $Nil in 2003.

Administrative expenses for the 2003 quarter have increased when compared to the 2002 quarter from $36,388 to $144,311. Management fees have increased by $7,500. During the last quarter of 2002 the Board of Directors increased the Management fees from $5,000 to per month to $7,500. The fees are paid to a private company controlled by the President of the Company and are for the day to day administration of the Company. Insurance for the reclamation bond taken out during the third quarter of 2002 of $23,980 was incurred during the quarter compared to $Nil in 2002. Auto expense has increased from $Nil to $2,548 for the quarter. The Company entered into an auto leasing agreement to provide a vehicle for the President of the Company. The Company advanced $10,000 on the lease of which $196 is amortized per month and makes cash payments of $579 per month. Insurance of the vehicle is also amortized over the life of the policy at the rate of $254 per month. Accounting fees have increased from $Nil in 2002 to $7,991 in 2003. The increase is a result, in part to a late accrual of $1,600 for the 2003 audit, and a change in categorizing the services provided by the Secretary of the Company. The cost was previously in office services and supplies since the services provided in 2002 were much broader than in 2003. Legal fees have increased from $1,811 to $9,281 as a result of the advice the Company sought with respect to the Reclamation bond and US regulations. During the second quarter in 2002 the Company added an additional employee to the staff resulting in the increased salaries and benefits. The Company has taken a much more aggressive approach to investor awareness this quarter than in the comparative quarter, resulting in an increase from $4,910 to $23,843. The Company advertised in various mining and investing magazines and ran banner ads on the internet. In addition the Company participated in three trade shows during the quarter compared to nil in 2002. The Company also has an investor relations contract with The Haft Group, Inc. a public relations company headquartered and based in New York City. The Company agreed to retain the Group at a fee of US $3,000 per month, plus reimbursement of out-of-pocket expense, and a reasonable finder's fee of the total dollar value raised for introducing the company to any sources of financing. The Agreement is for an initial four month period, and will automatically renew and continue in full force and effect on a month to month basis, unless terminated by either party. Mr. Haft was a partner and principal of two NYSE member firms, which have since merged with other entities. His business career also includes serving as senior vice president of public relations for Warner Communications.

RELATED PARTY TRANSACTIONS

Under a three year Management Consulting Agreement dated April 1, 2002 between the Company and Wear Wolfin Designs, a private company controlled by the family of the President of the Company the Company paid $60,000 per annum. On September 1, 2002 this Agreement was amended to provide for $90,000 per annum.

The Company has a contract with Oniva International Services Corp., ("Oniva") a private company owned by the Company and three other affiliated companies, whereby Oniva provides certain administrative and exploration services to the Company. Oniva is related by common management.

LIQUIDITY AND CAPITAL RESOURCES

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a profitable mining property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The Company has a working capital deficiency of $40,838 at April 30, 2003. Although subsequent to the quarter, the Company has received approximately $500,000 from the Robertson bond, in order to sustain current operations, the Company will need to refinance in the near future.

CURRENT ACTIVITIES

Reclamation Bond - Robertson Project, Nevada

The quarter the Company spent a large portion of the period conducting reclamation on the Robertson Project, Core area, to reduce the US $2,050,000 reclamation bond Placer Dome Inc. ("Placer") had guaranteed for the Company under a (since terminated) option agreement. The Company was able to meet Placer's deadline by conducting sufficient reclamation and raising sufficient funds to remove Placer's guarantee. The bond was reduced to US $786,100 for which the Company posted cash. Subsequent to the quarter, with more reclamation work having been completed and accounted for, the bond was further reduced to US $380,100. The cost to the Company to conduct the reclamation, prepare the updated Reclamation Plan, and other associated costs was approximately US$550,000.

Risks

Mineral exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

Competition

The mining industry in which the Company is engaged in is general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           CORAL GOLD CORP.
                                           (Registrant)


Date:   September 1, 2003                  /s/ Louis Wolfin
                                           -------------------------------------
                                           Louis Wolfin, Chief Executive Officer